Exhibit 99.1

news release
Encana generates second quarter cash flow of US$1.2 billion, or $1.65 per share
Daily natural gas production per share grows 12 percent
Calgary, Alberta (July 21, 2010) — Encana Corporation (TSX, NYSE: ECA) delivered strong operating performance and solid financial results in the second quarter of 2010. Cash flow was $1.2 billion, or $1.65 per share, and operating earnings were $81 million, or 11 cents per share. Encana’s favourable commodity price hedges contributed $263 million in realized after-tax gains, or 36 cents per share, to cash flow. Total production in the second quarter was approximately 3.3 billion cubic feet of gas equivalent per day (Bcfe/d). Second quarter natural gas production per share increased 12 percent compared to the second quarter of 2009 on a pro forma basis.
Strong operating performance boosts 2010 production forecast, capital investment increased by $500 million
Encana continued to deliver strong operating performance in the second quarter, with current daily production already higher than the company’s full-year 2010 average daily production guidance. Given the strong performance of key resource plays this year, Encana has increased its 2010 production guidance by 65 million cubic feet of gas equivalent per day (MMcfe/d) to 3.365 Bcfe/d. To accelerate long-term growth projects and build productive capacity of the company’s vast North American natural gas portfolio for 2011, Encana is increasing capital investment by $500 million to approximately $5 billion in 2010.
Optimization through gas factories holds additional promise for cost improvement, 2010 operating costs trimmed
“Our production is ahead of target and we are gaining ground on costs through continual optimization programs that help us pursue our cornerstone goal of being the industry’s lowest-cost producer. To date, 2010 operating costs are tracking about 17 percent below guidance and as a result we have lowered our operating cost guidance by 10 cents to 80 cents per thousand cubic feet of gas equivalent. As we look ahead, we expect to see substantial additional cost savings through expanded use of multi-well gas factories and as we continue to extend the reach of our horizontal wells,” said Randy Eresman, Encana’s President & Chief Executive Officer.
Haynesville joins key resource plays; Encana captures Michigan shale lands, pursues joint venture with CNPC
In recognition of its very strong production growth and huge resource potential, Encana’s Haynesville shale play has been added to the company’s list of key resource plays. During the second quarter, Encana also expanded its shale portfolio capturing a significant land position in Michigan’s Collingwood shale play and the company is progressing joint-venture negotiations with China National Petroleum Corporation (CNPC), an initiative that holds significant promise for sizable investment in Canada that would help accelerate growth from the company’s enormous natural gas resource base.
First half financial performance strong
In the first half of 2010, Encana generated cash flow of $2.4 billion, or $3.22 per share, and operating earnings of $499 million, or 67 cents per share. Net earnings were $972 million, or $1.31 per share.
Second quarter net earnings impacted by unrealized foreign exchange and hedging
Second quarter net earnings, a $505 million loss, illustrate how net earnings can be impacted by unrealized hedging gains or losses and unrealized foreign exchange gains or losses on long-term debt. Second quarter net earnings include unrealized after-tax losses on commodity hedging and non-operating foreign exchange of $340 million and $246 million, respectively. Encana’s first quarter 2010 net earnings were $1.48 billion, nearly $2 billion higher than the second quarter. The decrease in quarter-over-quarter earnings was largely driven by a change in unrealized hedging; in the first quarter of 2010, Encana recorded an after-tax gain of $912 million compared to a $340 million after-tax loss in the second quarter.
Encana Corporation

“We are reporting a loss in second quarter net earnings as a consequence of mark-to-market accounting despite the fact that our price hedges, covering about 60 percent of our production, were almost 50 percent higher than benchmark natural gas prices, and our natural gas production is about 10 percent more than one year ago. That’s why we believe cash flow and operating earnings are a far better measure of Encana’s financial performance,” Eresman said.
Encana continues to manage natural gas price risks with an attractive hedge position on about 55 percent of forecast production for the remainder of 2010. Second quarter operating earnings were down due largely to lower realized gas prices compared to the second quarter of 2009 on a pro forma basis — a year when Encana had very attractive hedges at a price above $9 per thousand cubic feet (Mcf) on about two-thirds of the company’s natural gas production.
IMPORTANT NOTE: Pro forma results defined
On November 30, 2009, Encana completed a major corporate reorganization — a split transaction that resulted in the company’s transition into a pure-play natural gas company and the spin-off of its Integrated Oil and Canadian Plains assets into Cenovus Energy Inc., an independent, publicly-traded energy company. To provide more useful comparative information, financial and operating results in this news release highlight Encana’s 2009 and 2008 results on a pro forma basis, which reflect the company as if the split transaction had been completed prior to those periods. In this pro forma comparative presentation, the results associated with the assets and operations transferred to Cenovus are eliminated from Encana’s consolidated results, and adjustments specific to the split transaction are reflected. Encana’s actual financial results for the comparative 2009 period are included in Encana’s Interim Consolidated Financial Statements. Additional financial information that reconciles the 2009 consolidated and pro forma financial information is included in this news release at the end of the financial statements.
Per share amounts for cash flow and earnings are on a diluted basis. Encana reports in U.S. dollars unless otherwise noted and follows U.S. protocols, which report production, sales and reserves on an after-royalties basis. The company’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (GAAP).
Second Quarter 2010 Highlights
Financial
•	Cash flow of $1.2 billion, or $1.65 per share
•	Operating earnings of $81 million, or 11 cents per share
•	Net earnings, a loss of $505 million, or 68 cents per share
•	Capital investment, excluding acquisitions and divestitures, of $1.1 billion
•	Free cash flow of $118 million (Free cash flow is defined in Note 1 on page 7)
•
Total production realized average price of $5.74 per thousand cubic feet equivalent (Mcfe), realized natural gas price of $5.50 per Mcf and realized liquids price of $67.05 per barrel (bbl). These prices include realized financial hedges

•	At the end of the quarter, debt to capitalization was 32 percent and debt to adjusted EBITDA was 1.6 times
•	Paid dividend of 20 cents per share
Operating
•	Total production was 3.3 Bcfe/d
•	Natural gas production was 3.2 billion cubic feet per day (Bcf/d)
•	Natural gas liquids (NGLs) and oil production of about 24,000 barrels per day (bbls/d)
•	Operating and administrative costs of $1.11 per Mcfe
Strategic developments
•
Signed a memorandum of understanding with CNPC that outlines a framework to negotiate a potential joint-venture investment in the development of certain lands in Encana’s natural gas plays in British Columbia

•	Announced accumulation of significant land position of about 250,000 net acres of land in the Collingwood shale play in Michigan
•	Drilled exploration well into Encana’s new Brent Miller field in Texas that showed promising results, flowing at 32 million cubic feet per day (MMcf/d)
•	Divested non-core natural gas and oil assets in North America for approximately $208 million.
Encana Corporation

Financial Summary

(for the period ended June 30)	Q2	Q2	6 months	6 months
($ millions, except per share amounts)	2010	2009[1]	2010	2009[1]
Cash flow[2]	1,217	1,430	2,390	2,817
Per share diluted	1.65	1.90	3.22	3.75
Operating earnings[2]	81	472	499	1,016
Per share diluted	0.11	0.63	0.67	1.35

Earnings Reconciliation Summary

Net earnings (loss)	(505)	92	972	569
Deduct (Add back):
Unrealized hedging gain (loss), after tax	(340)	(570)	572	(532)
Non-operating foreign exchange gain (loss), after tax	(246)	190	(99)	85
Operating earnings[2]	81	472	499	1,016
Per share diluted	0.11	0.63	0.67	1.35

1	Q2 and 6 months 2009 represent pro forma results.

2	Cash flow and operating earnings are non-GAAP measures as defined in Note 1 on Page 7.
Production & Drilling Summary

(for the period ended June 30)	Q2	Q2		6 months	6 months
(After royalties)	2010	2009[1]	% ∆	2010	2009[1]	% ∆
Natural gas (MMcf/d)	3,202	2,924	+ 10	3,162	2,975	+ 6
Natural gas production per 1,000 shares (Mcf/d)	4.34	3.89	+ 12	4.26	3.96	+ 8
NGLs and Oil (Mbbls/d)	24	29	- 17	24	29	- 17
NGLs and Oil production per 1,000 shares (Mcfe/d)	0.19	0.24	- 21	0.19	0.24	- 21
Total production (MMcfe/d)	3,344	3,100	+ 8	3,304	3,151	+ 5
Total production per 1,000 shares (Mcfe/d)	4.53	4.13	+ 10	4.45	4.20	+ 6
Total net wells drilled	151	151		599	634

1	Q2 and 6 months 2009 represent pro forma volumes and drilling.
Second quarter natural gas production up 12 percent per share
Total production in the second quarter of 2010 was 3.3 Bcfe/d, up about 10 percent per share from 3.1 Bcfe/d in the second quarter of 2009, on a pro forma basis. Stronger production was primarily due to successful drilling in U.S. key resource plays, and was partially offset by lower volumes of about 150 MMcf/d due to divestitures. Natural gas production was 3.2 Bcf/d compared to 2.9 Bcf/d in the second quarter of 2009, on a pro forma basis. USA Division second quarter production increased 17 percent to 1.9 Bcfe/d, led by very strong growth in the Haynesville shale, where production averaged about 269 MMcfe/d, up from 54 MMcfe/d in the second quarter of 2009. Piceance production grew close to 29 percent to average about 470 MMcfe/d. Canadian Division production averaged about 1.4 Bcfe/d in the second quarter, down about 3 percent largely as a result of divestitures. Production growth remained steady in Cutbank Ridge, Bighorn and the Greater Sierra resource play, which includes the Horn River shale play, where production averaged about 24 MMcfe/d in the second quarter.
Canadian Division capital investment in the second quarter was $490 million, focused mainly on continuing steady growth from across the division. USA Division capital investment was $596 million, with about half directed to land retention drilling that is already delivering strong growth from the Haynesville shale.
Encana Corporation

Fast-growing Haynesville shale play joins Encana’s key resource play list
“In the Haynesville shale, we’ve had some very exciting results to date, where production is expected to average 325 MMcfe/d this year, and exit the year at about 500 MMcfe/d. With such strong performance, Haynesville has been added to our list of key resource plays — projects that deliver close to 90 percent of the company’s production. Our 2010 program is focused on drilling to retain land and we have plenty of opportunities to capture future efficiencies by optimizing our surface and drilling operations. This year, we have one gas factory pilot planned that will see eight wells drilled from a single pad. With careful and continual optimization, we believe that when we are operating in full gas factory mode, we can achieve substantial reductions in our drilling, completion, tie-in and operating costs,” Eresman said.
New Brent Miller field in Texas shows promise
“During the second quarter, we drilled a promising well in the new Brent Miller field, a sizable Texas extension of the Haynesville and Mid-Bossier trends. Our well initially flowed at 25 MMcf/d, but when a second wing valve was added, production from the 14,500-foot well increased to 32 MMcf/d. This is a very promising well in this new play where we have about 45,000 net acres across the heart of very prospective lands,” Eresman said.
Encana establishes strong land position in Michigan’s Collingwood shale
Over the past two years, Encana has assembled a significant land position in a promising new natural gas shale play in Michigan. Encana has acquired about 250,000 net acres of land in the Collingwood shale play. The company’s first exploration well delivered encouraging test results, flowing during a 30-day initial production test at about 2.5 MMcf/d, including natural gas liquids constituents and condensate. With further drilling, Encana hopes to demonstrate stronger gas rates as the company optimizes well completion practices and proves up liquids-rich potential in some parts of the play.
Production from key North American resource plays

	Average Daily Production (MMcfe/d)
	2010			2009[1]					2008[1]
				Full					Full
Key Resource Play	YTD	Q2	Q1	Year	Q4	Q3	Q2	Q1	Year
USA Division
Jonah	585	574	595	601	596	549	607	656	635
Piceance	476	470	482	373	389	341	365	397	400
East Texas	403	369	437	324	281	306	304	409	335
Haynesville	232	269	194	71	122	83	54	25	10
Fort Worth	133	123	142	139	126	137	141	152	145
Canadian Division
Greater Sierra	232	247	218	204	182	194	222	221	226
Cutbank Ridge	354	388	319	314	257	326	344	326	300
Bighorn	225	252	197	175	158	171	202	172	189
CBM	313	311	315	316	306	318	330	309	304

Total key resource plays	2,953	3,003	2,899	2,517	2,417	2,425	2,569	2,667	2,544
Other production[2]	351	341	366	486	414	458	531	536	588

Total production	3,304	3,344	3,265	3,003	2,831	2,883	3,100	3,203	3,132

1	2009 and 2008 represent pro forma results, restated on a MMcfe/d basis.

2	Other — includes natural gas and liquids production outside of key resource plays.
Encana Corporation

Drilling activity in key North American resource plays

	Net Wells Drilled
	2010			2009[1]					2008[1]
Key Resource Play	YTD	Q2	Q1	Full Year	Q4	Q3	Q2	Q1	Full Year
USA Division
Jonah	59	31	28	108	23	20	30	35	175
Piceance	62	29	33	129	16	25	35	53	328
East Texas	6	3	3	38	8	4	11	15	78
Haynesville	41	21	20	49	18	11	11	9	16
Fort Worth	16	9	7	26	3	1	6	16	83
Canadian Division
Greater Sierra	30	14	16	57	15	17	10	15	106
Cutbank Ridge	33	18	15	71	15	18	18	20	82
Bighorn	25	10	15	69	17	17	14	21	64
CBM	295	—	295	490	174	37	1	278	698

Total key resource plays	567	135	432	1,037	289	150	136	462	1,630
Other wells[2]	32	16	16	52	5	11	15	21	185

Total wells drilled	599	151	448	1,089	294	161	151	483	1,815

1	2009 and 2008 represent pro forma results.

2	Other — includes wells outside of key resource plays.
Second quarter Natural gas and Oil prices

	Q2	Q2	6 months	6 months
	2010	2009[1]	2010	2009[1]
Natural gas
NYMEX ($/MMBtu)	4.09	3.50	4.69	4.19
Encana realized gas price[2] ($/Mcf)	5.50	7.02	5.81	7.12
NGLs and Oil ($/bbl)
WTI	77.99	59.79	78.39	51.68
Encana realized liquids price[2]	67.05	46.42	67.06	39.69

1	Q2 and 6 months 2009 Encana realized prices represent pro forma results.

2	Realized prices include the impact of financial hedging.
Solid operating results in a low price environment
Encana focuses on operating earnings as a better measure of quarter-over-quarter earnings performance because it excludes the variability associated with unrealized hedging gains/losses and non-operating foreign exchange gains/losses. Second quarter operating earnings were $81 million in 2010 compared to $472 million in the same period last year, which is down largely due to a quarter-over-quarter decrease in average realized prices from $7.05 to $5.74 per Mcfe. In the second quarter of 2010, realized after-tax hedging gains were $263 million, down from $686 million in the second quarter of 2009, on a pro forma basis. Also impacting second quarter operating earnings was a $128 million increase in depletion compared to the same quarter last year due to increased production and higher foreign exchange rates.
Encana Corporation

About 55 percent of natural gas production hedged for remainder of 2010
Encana has hedged approximately 1.9 Bcf/d, about 55 percent of expected 2010 natural gas production, at an average NYMEX price of $6.05 per Mcf as of June 30, 2010. In addition, Encana has hedged approximately 1.2 Bcf/d of expected 2011 natural gas production at an average price of about $6.33 per Mcf and approximately 1.0 Bcf/d of expected 2012 natural gas production at an average price of $6.46 per Mcf. This price hedging strategy helps increase certainty in cash flow to assist Encana’s ability to meet its anticipated capital requirements and projected dividends. Encana continually assesses its hedging needs and the opportunities available prior to establishing its capital program for the upcoming year. Risk management positions at June 30, 2010 are presented in Note 14 to the unaudited Interim Consolidated Financial Statements.
Corporate developments
Quarterly dividend of 20 cents per share declared
Encana’s Board of Directors has declared a quarterly dividend of 20 cents per share payable on September 30, 2010 to common shareholders of record as of September 15, 2010. Based on the July 20, 2010 closing share price on the New York Stock Exchange of $32.91, this represents an annualized yield of about 2.4 percent.
Guidance updated
Encana has increased its 2010 guidance for total production by 65 MMcfe/d to 3.365 Bcfe/d. Encana has also increased its capital investment guidance by $500 million, taking 2010 capital investment from $4.5 billion to $5.0 billion, and has reduced operating cost guidance by 10 cents to 80 cents per Mcfe. Encana has provided 2010 guidance for a weighted average number of outstanding shares of approximately 740 million. Total cash flow guidance is unchanged. Based on Encana’s guidance in 2010 of 740 million shares, the range of cash flow per share has been increased by 10 cents to between $5.95 and $6.50. Encana has also lowered its natural gas price expectation for the remainder of the year to NYMEX $5.00 per Mcf, from $5.75 per Mcf. Updated guidance and key resource play information, which includes the addition of Haynesville to Encana’s list of key resource plays, is posted on the company’s website at www.encana.com.
Encana and CNPC look to jointly develop Canadian unconventional natural gas
On June 24, 2010 Encana and CNPC signed a memorandum of understanding that outlines a framework for the two companies to negotiate a potential joint-venture investment in the development of certain lands in Encana’s natural gas plays in Horn River, Greater Sierra (Jean Marie formation) and Cutbank Ridge (Montney formation) in northeast British Columbia. Under a potential joint venture, Encana would be the operator of all developments, meaning it would drill and complete the wells, build the processing facilities and pipelines and conduct all field work for the joint venture. CNPC would invest capital to earn an interest in the assets and gain an advanced understanding of unconventional natural gas development through an ongoing sharing of technical knowledge. The companies expect that it will take several months to negotiate a potential joint venture, which would be subject to typical conditions precedent, including the negotiation of acceptable terms and conditions, receipt of the Encana Board of Directors’ approval of the final terms of the proposed joint venture and receipt of any necessary regulatory approvals.
Normal Course Issuer Bid
In the second quarter of 2010, Encana purchased for cancellation approximately 5.5 million common shares at an average share price of $32.54 under the company’s current Normal Course Issuer Bid for a total cost of approximately $179 million. In the first half of 2010, Encana has purchased for cancellation about 15.4 million common shares at an average share price of $32.42 for a total cost of about $499 million.
Financial strength
Encana has a strong balance sheet, with 100 percent of its outstanding debt composed of long-term, fixed-rate debt with an average remaining term of approximately 13 years. The company has upcoming debt maturities of $200 million in September 2010 and $500 million in 2011. At June 30, 2010, Encana had $4.8 billion in unused committed credit facilities. With Encana’s bank facilities undrawn and $1.5 billion of cash and cash equivalents on the balance sheet at the end of the quarter, the company’s liquidity position is extremely strong. Encana is focused on maintaining investment grade credit ratings, capital discipline and financial flexibility. Encana targets a debt to capitalization ratio of less than
Encana Corporation

40 percent and a debt to adjusted EBITDA ratio of less than 2.0 times. At June 30, 2010, the company’s debt to capitalization ratio was 32 percent and debt to adjusted EBITDA was 1.6 times, on a trailing 12-month basis, using 2009 pro forma results. In the second quarter of 2010, Encana invested $1.1 billion in capital, excluding acquisitions and divestitures, with a focus on continued development of the company’s key resource plays. Encana invested about $124 million in acquisitions in the second quarter and divested about $208 million of non-core properties.
CONFERENCE CALL TODAY
11:00 a.m. Mountain Time (1:00 p.m. Eastern Time)
Encana will host a conference call today Wednesday, July 21, 2010 starting at 11:00 a.m. MT (1:00 p.m. ET). To participate, please dial (888) 231-8191 (toll-free in North America) or (647) 427-7450 approximately 10 minutes prior to the conference call. An archived recording of the call will be available from approximately 2:00 p.m. MT on July 21 until midnight July 28, 2010 by dialling (800) 642-1687 or (416) 849-0833 and entering passcode 59169776 followed by the pound (#) sign.
A live audio webcast of the conference call will also be available via Encana’s website, www.encana.com, under Investors/Presentations & events. The webcast will be archived for approximately 90 days.
NOTE 1: Non-GAAP measures
This news release contains references to non-GAAP measures as follows:
•
Cash flow is a non-GAAP measure defined as cash from operating activities excluding net change in other assets and liabilities, net change in non-cash working capital from continuing operations and net change in non-cash working capital from discontinued operations, which are defined on the Consolidated Statement of Cash Flows, in this news release and Encana’s interim consolidated financial statements.

•
Free cash flow is a non-GAAP measure that Encana defines as cash flow in excess of capital investment, excluding net acquisitions and divestitures, and is used to determine the funds available for other investing and/or financing activities.

•
Operating earnings is a non-GAAP measure that shows net earnings excluding non-operating items such as the after-tax impacts of a gain/loss on discontinuance, the after-tax gain/loss of unrealized mark-to-market accounting for derivative instruments, the after-tax gain/loss on translation of U.S. dollar denominated debt issued from Canada and the partnership contribution receivable, the after-tax foreign exchange gain/loss on settlement of intercompany transactions, future income tax on foreign exchange recognized for tax purposes only related to U.S. dollar intercompany debt and the effect of changes in statutory income tax rates. Management believes that these excluded items reduce the comparability of the company’s underlying financial performance between periods. The majority of the U.S. dollar debt issued from Canada has maturity dates in excess of five years.

•
Capitalization is a non-GAAP measure defined as debt plus shareholders’ equity. Debt to capitalization and debt to adjusted EBITDA are two ratios that management uses as measures of the company’s overall financial strength to steward the company’s overall debt position.

•
Adjusted EBITDA is a non-GAAP measure defined as net earnings from continuing operations before gains or losses on divestitures, income taxes, foreign exchange gains or losses, interest net, accretion of asset retirement obligation, and depreciation, depletion and amortization.

These measures have been described and presented in this news release in order to provide shareholders and potential investors with additional information regarding Encana’s liquidity and its ability to generate funds to finance its operations.
Encana Corporation
Encana is a leading North American natural gas producer that is focused on growing its strong portfolio of prolific shale and other unconventional natural gas developments, called resource plays, in key basins from northeast British Columbia to east Texas and Louisiana. A pure-play natural gas company, Encana applies advanced technology and operational innovation to reduce costs and maximize margins. The company believes North American natural gas is an abundant, affordable and reliable energy supply that can play a significantly expanded role in serving the continent’s growing energy needs while enhancing environmental performance and generating economic growth. By partnering with employees, community organizations and other businesses, Encana contributes to the strength and sustainability of the communities where it operates. Encana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.
Encana Corporation

ADVISORY REGARDING RESERVES DATA AND OTHER OIL AND GAS INFORMATION — Encana’s disclosure of reserves data and other oil and gas information is made in reliance on an exemption granted to Encana by Canadian securities regulatory authorities which permits it to provide certain of such disclosure in accordance with the relevant legal requirements of the U.S. Securities and Exchange Commission (SEC). Some of the information provided by Encana may differ from the corresponding information prepared in accordance with Canadian disclosure standards under National Instrument 51-101 (NI 51-101). Information about the differences between the U.S. requirements and the NI 51-101 requirements is set forth under the heading “Note Regarding Reserves Data and Other Oil and Gas Information” in Encana’s Annual Information Form. On March 16, 2010 Encana issued a news release disclosing revised estimates of proved, probable and possible reserves in accordance with the applicable SEC definitions, together with low, best and high estimate economic contingent resources based upon definitions contained in the Canadian Oil and Gas Evaluation Handbook. For further information concerning these reserves and economic contingent resources, including the number of potential drilling locations in respect thereof, please refer to Encana’s news release dated March 16, 2010 available at www.encana.com and www.sedar.com.
In this news release, certain crude oil and NGLs volumes have been converted to cubic feet equivalent (cfe) on the basis of one barrel (bbl) to six thousand cubic feet (Mcf). Cfe may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the well head.
ADVISORY REGARDING FORWARD-LOOKING STATEMENTS — In the interests of providing Encana shareholders and potential investors with information regarding Encana, including management’s assessment of Encana’s and its subsidiaries’ future plans and operations, certain statements contained in this news release are forward-looking statements or information within the meaning of applicable securities legislation, collectively referred to herein as “forward-looking statements.” Forward-looking statements in this news release include, but are not limited to: projections contained in the company’s guidance forecasts and the anticipated ability to meet the company’s guidance forecasts; projected increase in 2010 production guidance and estimated additional capital investment for 2010; expected costs savings through expansion of multi-well gas factories and extension of the reach of horizontal wells; potential of new play in Michigan; the potential completion of a joint venture transaction with China National Petroleum Corporation (CNPC), including the potential terms, timing for completion, and possible effects on operations of the same; potential dividends; anticipated success of Encana’s price risk management strategy; potential of exploration well into Brent Miller field in Texas, including expected increase in production in the Haynesville shale; future share buybacks; and projected financial metrics, including maintaining investment grade credit ratings, target debt to capitalization ratio and debt to adjusted EBITDA ratio; projected strategy of not shutting-in or curtailing volumes for 2010 given current forward curve; projected continued decrease in supply costs; and estimated number of years of inventory of drilling locations at current pace of development. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These assumptions, risks and uncertainties include, among other things: the risk that the company may not conclude potential joint venture arrangements with CNPC or others; volatility of and assumptions regarding commodity prices; assumptions based upon the company’s current guidance; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in the company’s and its subsidiaries’ marketing operations, including credit risks; imprecision of reserves and resources estimates and estimates of recoverable quantities of natural gas and liquids from resource plays and other sources not currently classified as proved, probable or possible reserves or economic contingent resources; marketing margins; potential disruption or unexpected technical difficulties in developing new facilities; unexpected cost increases or technical difficulties in constructing or modifying processing facilities; risks associated with technology; the company’s ability to replace and expand gas reserves; its ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the company’s ability to secure adequate product transportation; changes in royalty, tax, environmental, greenhouse gas, carbon, accounting and other laws or regulations or the interpretations of such laws or regulations; political and economic conditions in the countries in which the company operates; terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the company; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Encana. Although Encana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive. Forward-looking statements with respect to anticipated production, reserves and production growth, including over the next five years, are based upon numerous facts and assumptions which are discussed in further detail in this news release, including a projected capital program averaging approximately $6 billion per year from 2011 to 2014, achieving an average rate of approximately 2,500 net wells
Encana Corporation

per year from 2011 to 2014, Encana’s current net drilling location inventory, natural gas price expectations over the next few years, production expectations made in light of advancements in horizontal drilling, multi-stage fracture stimulation and multi-well pad drilling, the current and expected productive characteristics of various existing and emerging resource plays, Encana’s estimates of proved, probable and possible reserves and economic contingent resources, expectations for rates of return which may be available at various prices for natural gas and current and expected cost trends. In addition, assumptions relating to such forward-looking statements generally include Encana’s current expectations and projections made in light of, and generally consistent with, its historical experience and its perception of historical trends, including the conversion of resources into reserves and production as well as expectations regarding rates of advancement and innovation, generally consistent with and informed by its past experience, all of which are subject to the risk factors identified elsewhere in this news release.
Forward-looking information respecting anticipated 2010 cash flow for Encana is based upon achieving average production of oil and gas for 2010 of approximately 3.365 Bcfe/d, commodity prices for natural gas of NYMEX $5.00/Mcf, crude oil (WTI) $75 for commodity prices and an estimated U.S./Canadian dollar foreign exchange rate of $0.94 and a weighted average number of outstanding shares for Encana of approximately 740 million.
Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and, except as required by law, Encana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.
Further information on Encana Corporation is available on the company’s website, www.encana.com, or by contacting:

FOR FURTHER INFORMATION:

Encana Corporate Communications
Investor contacts:	Media contacts:
Ryder McRitchie	Alan Boras
Vice-President, Investor Relations	Vice-President, Media Relations
(403) 645-2007	(403) 645-4747

Lorna Klose	Carol Howes
Manager, Investor Relations	Advisor, Media Relations
(403) 645-6977	(403) 645-4799
Encana Corporation

Second quarter report
for the period ended June 30, 2010
Consolidated Statement of Earnings (unaudited)

		Three Months Ended		Six Months Ended
		June 30,		June 30,
($ millions, except per share amounts)		2010	2009	2010	2009

Revenues, Net of Royalties	(Note 3)	$1,469	$2,449	$5,014	$6,131

Expenses	(Note 3)
Production and mineral taxes		52	32	121	93
Transportation and selling		214	321	425	614
Operating		246	400	506	835
Purchased product		160	338	371	798
Depreciation, depletion and amortization		814	934	1,614	1,866
Administrative		107	114	189	193
Interest, net	(Note 6)	131	83	261	141
Accretion of asset retirement obligation	(Note 10)	11	18	23	35
Foreign exchange (gain) loss, net	(Note 7)	266	(61)	122	(3)
(Gain) loss on divestitures		1	3	—	2

		2,002	2,182	3,632	4,574

Net Earnings (Loss) Before Income Tax		(533)	267	1,382	1,557
Income tax expense (recovery)	(Note 8)	(28)	56	410	355

Net Earnings (Loss) From Continuing Operations		(505)	211	972	1,202
Net Earnings (Loss) From Discontinued Operations	(Note 4)	—	28	—	(1)

Net Earnings (Loss)		$(505)	$239	$972	$1,201

Net Earnings (Loss) From Continuing Operations per Common Share	(Note 12)
Basic		$(0.68)	$0.28	$1.31	$1.60
Diluted		$(0.68)	$0.28	$1.31	$1.60

Net Earnings (Loss) per Common Share	(Note 12)
Basic		$(0.68)	$0.32	$1.31	$1.60
Diluted		$(0.68)	$0.32	$1.31	$1.60
Consolidated Statement of Comprehensive Income (unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
($ millions)	2010	2009	2010	2009

Net Earnings (Loss)	$(505)	$239	$972	$1,201
Other Comprehensive Income (Loss), Net of Tax
Foreign Currency Translation Adjustment	(177)	916	(18)	645

Comprehensive Income (Loss)	$(682)	$1,155	$954	$1,846

See accompanying Notes to Consolidated Financial Statements.

Encana Corporation	Consolidated Financial Statements (prepared in US$)

Second quarter report
for the period ended June 30, 2010
Consolidated Balance Sheet (unaudited)

		As at	As at
		June 30,	December 31,
($ millions)		2010	2009

Assets
Current Assets
Cash and cash equivalents		$1,481	$4,275
Accounts receivable and accrued revenues		1,157	1,180
Risk management	(Note 14)	725	328
Income tax receivable		318	—
Inventories		3	12

		3,684	5,795
Property, Plant and Equipment, net	(Note 3)	26,510	26,173
Investments and Other Assets		376	164
Risk Management	(Note 14)	469	32
Goodwill		1,648	1,663

	(Note 3)	$32,687	$33,827

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable and accrued liabilities		$2,001	$2,143
Income tax payable		—	1,776
Risk management	(Note 14)	96	126
Current portion of long-term debt	(Note 9)	200	200

		2,297	4,245
Long-Term Debt	(Note 9)	7,553	7,568
Other Liabilities	(Note 3)	1,400	1,185
Risk Management	(Note 14)	16	42
Asset Retirement Obligation	(Note 10)	768	787
Future Income Taxes		3,873	3,386

		15,907	17,213

Shareholders’ Equity
Share capital	(Note 12)	2,319	2,360
Paid in surplus	(Note 12)	—	6
Retained earnings		13,724	13,493
Accumulated other comprehensive income		737	755

Total Shareholders’ Equity		16,780	16,614

		$32,687	$33,827

See accompanying Notes to Consolidated Financial Statements.

Encana Corporation	Consolidated Financial Statements (prepared in US$)

Second quarter report
for the period ended June 30, 2010
Consolidated Statement of Shareholders’ Equity (unaudited)

		Six Months Ended
		June 30,
($ millions)		2010	2009

Share Capital
Balance, Beginning of Year		$2,360	$4,557
Common Shares Issued under Option Plans	(Note 12)	5	2
Common Shares Issued from PSU Trust	(Note 12)	—	19
Stock-Based Compensation	(Note 12)	2	1
Common Shares Purchased	(Note 12)	(48)	—

Balance, End of Period		$2,319	$4,579

Paid in Surplus
Balance, Beginning of Year		$6	$—
Common Shares Issued from PSU Trust		—	6
Common Shares Purchased	(Note 12)	(6)	—

Balance, End of Period		$—	$6

Retained Earnings
Balance, Beginning of Year		$13,493	$17,584
Net Earnings		972	1,201
Dividends on Common Shares		(296)	(601)
Charges for Normal Course Issuer Bid	(Note 12)	(445)	—

Balance, End of Period		$13,724	$18,184

Accumulated Other Comprehensive Income
Balance, Beginning of Year		$755	$833
Foreign Currency Translation Adjustment		(18)	645

Balance, End of Period		$737	$1,478

Total Shareholders’ Equity		$16,780	$24,247

See accompanying Notes to Consolidated Financial Statements.

Encana Corporation	Consolidated Financial Statements (prepared in US$)

Second quarter report
for the period ended June 30, 2010
Consolidated Statement of Cash Flows (unaudited)

		Three Months Ended		Six Months Ended
		June 30,		June 30,
($ millions)		2010	2009	2010	2009

Operating Activities
Net earnings (loss) from continuing operations		$(505)	$211	$972	$1,202
Depreciation, depletion and amortization		814	934	1,614	1,866
Future income taxes	(Note 8)	76	(272)	502	(212)
Unrealized (gain) loss on risk management	(Note 14)	511	1,118	(852)	1,007
Unrealized foreign exchange (gain) loss		242	(69)	73	(49)
Accretion of asset retirement obligation	(Note 10)	11	18	23	35
(Gain) loss on divestitures		1	3	—	2
Other		67	94	58	131
Cash flow from discontinued operations		—	116	—	115
Net change in other assets and liabilities		(38)	11	(69)	26
Net change in non-cash working capital from continuing operations		(286)	(383)	(2,200)	(835)
Net change in non-cash working capital from discontinued operations		—	180	—	464

Cash From (Used in) Operating Activities		893	1,961	121	3,752

Investing Activities
Capital expenditures	(Note 3)	(1,223)	(913)	(2,271)	(2,437)
Proceeds from divestitures	(Note 5)	208	20	354	53
Corporate acquisition		—	(24)	—	(24)
Net change in investments and other		(94)	79	(217)	155
Net change in non-cash working capital from continuing operations		36	(181)	21	(267)
Discontinued operations		—	(298)	—	(581)

Cash From (Used in) Investing Activities		(1,073)	(1,317)	(2,113)	(3,101)

Financing Activities
Net issuance (repayment) of revolving long-term debt		—	(1,170)	—	(665)
Issuance of long-term debt		—	496	—	496
Issuance of common shares	(Note 12)	1	19	5	21
Purchase of common shares	(Note 12)	(179)	—	(499)	—
Dividends on common shares		(147)	(301)	(296)	(601)

Cash From (Used in) Financing Activities		(325)	(956)	(790)	(749)

Foreign Exchange Gain (Loss) on Cash and Cash
Equivalents Held in Foreign Currency		(8)	9	(12)	5

Increase (Decrease) in Cash and Cash Equivalents		(513)	(303)	(2,794)	(93)
Cash and Cash Equivalents, Beginning of Period		1,994	564	4,275	354

Cash and Cash Equivalents, End of Period		$1,481	$261	$1,481	$261

Cash (Bank Overdraft), End of Period		$(26)	$(5)	$(26)	$(5)
Cash Equivalents, End of Period		1,507	266	1,507	266

Cash and Cash Equivalents, End of Period		$1,481	$261	$1,481	$261

See accompanying Notes to Consolidated Financial Statements.

Encana Corporation	Consolidated Financial Statements (prepared in US$)

Second quarter report
for the period ended June 30, 2010
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
1. Basis of Presentation
The interim Consolidated Financial Statements include the accounts of Encana Corporation and its subsidiaries (“Encana” or the “Company”), and are presented in accordance with Canadian generally accepted accounting principles (“GAAP”). Encana’s operations are in the business of the exploration for, the development of, and the production and marketing of natural gas and crude oil and natural gas liquids (“NGLs”).
The interim Consolidated Financial Statements have been prepared following the same accounting policies and methods of computation as the annual audited Consolidated Financial Statements for the year ended December 31, 2009, except as noted below. The disclosures provided below are incremental to those included with the annual audited Consolidated Financial Statements. Certain information and disclosures normally required to be included in the notes to the annual audited Consolidated Financial Statements have been condensed or have been disclosed on an annual basis only. Accordingly, the interim Consolidated Financial Statements should be read in conjunction with the annual audited Consolidated Financial Statements and the notes thereto for the year ended December 31, 2009.
On November 30, 2009, Encana completed a corporate reorganization (the “Split Transaction”) to split into two independent publicly traded energy companies — Encana Corporation, a natural gas company, and Cenovus Energy Inc. (“Cenovus”), an integrated oil company.
Encana’s 2009 comparative results in the Consolidated Statement of Earnings and Consolidated Statement of Cash Flows include Cenovus’s upstream operations prior to the November 30, 2009 Split Transaction in continuing operations, while the U.S. Downstream Refining results are reported as discontinued operations.
2. Changes in Accounting Policies and Practices
On January 1, 2010, Encana adopted the following Canadian Institute of Chartered Accountants (“CICA”) Handbook sections:
•
“Business Combinations”, Section 1582, which replaces the previous business combinations standard. The standard requires assets and liabilities acquired in a business combination, contingent consideration and certain acquired contingencies to be measured at their fair values as of the date of acquisition. In addition, acquisition-related and restructuring costs are to be recognized separately from the business combination and included in the statement of earnings. The adoption of this standard will impact the accounting treatment of future business combinations entered into after January 1, 2010.

•
“Consolidated Financial Statements”, Section 1601, which, together with Section 1602 below, replace the former consolidated financial statements standard. Section 1601 establishes the requirements for the preparation of consolidated financial statements. The adoption of this standard had no material impact on Encana’s Consolidated Financial Statements.

•
“Non-controlling Interests”, Section 1602, which establishes the accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. The standard requires a non-controlling interest in a subsidiary to be classified as a separate component of equity. In addition, net earnings and components of other comprehensive income are attributed to both the parent and non-controlling interest. The adoption of this standard has had no material impact on Encana’s Consolidated Financial Statements.

The above CICA Handbook sections are converged with International Financial Reporting Standards (“IFRS”). Encana will be required to report its results in accordance with IFRS beginning in 2011. The Company is currently assessing the impact of the convergence of Canadian GAAP with IFRS on Encana’s financial results of operations, financial position and disclosures.

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Second quarter report
for the period ended June 30, 2010
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
3. Segmented Information
The Company’s operating and reportable segments are as follows:
•	Canada includes the Company’s exploration for, and development and production of natural gas, crude oil and NGLs and other related activities within the Canadian cost centre.

•	USA includes the Company’s exploration for, and development and production of natural gas, NGLs and other related activities within the United States cost centre.

•
Market Optimization is primarily responsible for the sale of the Company’s proprietary production. These results are included in the Canada and USA segments. Market optimization activities include third-party purchases and sales of product that provide operational flexibility for transportation commitments, product type, delivery points and customer diversification. These activities are reflected in the Market Optimization segment.

•
Corporate and Other mainly includes unrealized gains or losses recorded on derivative financial instruments. Once amounts are settled, the realized gains and losses are recorded in the operating segment to which the derivative instrument relates.

Market Optimization sells substantially all of the Company’s upstream production to third-party customers. Transactions between segments are based on market values and eliminated on consolidation. The tables in this note present financial information on an after eliminations basis.
In conjunction with the Split Transaction, the assets formerly included in Encana’s Canadian Plains Division and Integrated Oil Division were transferred to Cenovus. As a result, the former Canadian Foothills Division is reported as the Canadian Division and the Canadian Plains Division and Integrated Oil — Canada are now presented as Canada — Other. Prior periods have been restated to reflect this presentation.
Encana has a decentralized decision-making and reporting structure. Accordingly, the Company reports its divisional results as follows:
•
Canadian Division, formerly the Canadian Foothills Division, which includes natural gas development and production assets located in British Columbia and Alberta, as well as the Deep Panuke natural gas project offshore Nova Scotia. Four key resource plays are located in the Division: (i) Greater Sierra in northeast British Columbia, including Horn River; (ii) Cutbank Ridge on the Alberta and British Columbia border, including Montney; (iii) Bighorn in west central Alberta; and (iv) Coalbed Methane in southern Alberta.

•
USA Division, which includes the natural gas development and production assets located in the U.S. Five key resource plays are located in the Division: (i) Jonah in southwest Wyoming; (ii) Piceance in northwest Colorado; (iii) East Texas in Texas; (iv) Haynesville in Louisiana and Texas; and (v) Fort Worth in Texas.

•	Canada — Other includes the combined results from the former Canadian Plains Division and Integrated Oil — Canada.
Operations that have been discontinued are disclosed in Note 4.

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Second quarter report
for the period ended June 30, 2010
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
3. Segmented Information (continued)
Results of Operations (For the three months ended June 30)
Segment and Geographic Information

	Canada		USA		Market Optimization
	2010	2009	2010	2009	2010	2009

Revenues, Net of Royalties	$724	$2,070	$1,078	$1,126	$170	$366
Expenses
Production and mineral taxes	4	17	48	15	—	—
Transportation and selling	48	196	166	125	—	—
Operating	129	291	121	99	5	7
Purchased product	—	(18)	—	—	160	356

	543	1,584	743	887	5	3
Depreciation, depletion and amortization	313	523	482	379	3	4

Segment Income (Loss)	$230	$1,061	$261	$508	$2	$(1)

	Corporate & Other		Consolidated
	2010	2009	2010	2009

Revenues, Net of Royalties	$(503)	$(1,113)	$1,469	$2,449
Expenses
Production and mineral taxes	—	—	52	32
Transportation and selling	—	—	214	321
Operating	(9)	3	246	400
Purchased product	—	—	160	338

	(494)	(1,116)	797	1,358
Depreciation, depletion and amortization	16	28	814	934

Segment Income (Loss)	$(510)	$(1,144)	(17)	424

Administrative			107	114
Interest, net			131	83
Accretion of asset retirement obligation			11	18
Foreign exchange (gain) loss, net			266	(61)
(Gain) loss on divestitures			1	3

			516	157

Net Earnings (Loss) Before Income Tax			(533)	267
Income tax expense (recovery)			(28)	56

Net Earnings (Loss) from Continuing Operations			$(505)	$211

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Second quarter report
for the period ended June 30, 2010
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
3. Segmented Information (continued)
Results of Operations (For the three months ended June 30)
Product and Divisional Information

	Canada Segment
	Canadian Division		Canada — Other		Total
	2010	2009	2010	2009	2010	2009

Revenues, Net of Royalties	$724	$907	$—	$1,163	$724	$2,070
Expenses
Production and mineral taxes	4	6	—	11	4	17
Transportation and selling	48	38	—	158	48	196
Operating	129	133	—	158	129	291
Purchased product	—	—	—	(18)	—	(18)

Operating Cash Flow	$543	$730	$—	$854	$543	$1,584

	Canadian Division *
	Gas		Oil & NGLs		Other		Total
	2010	2009	2010	2009	2010	2009	2010	2009

Revenues, Net of Royalties	$627	$823	$79	$74	$18	$10	$724	$907
Expenses
Production and mineral taxes	3	5	1	1	—	—	4	6
Transportation and selling	47	37	1	1	—	—	48	38
Operating	123	124	2	6	4	3	129	133

Operating Cash Flow	$454	$657	$75	$66	$14	$7	$543	$730

	USA Division
	Gas		Oil & NGLs		Other		Total
	2010	2009	2010	2009	2010	2009	2010	2009

Revenues, Net of Royalties	$983	$1,044	$65	$50	$30	$32	$1,078	$1,126
Expenses
Production and mineral taxes	42	11	6	4	—	—	48	15
Transportation and selling	166	125	—	—	—	—	166	125
Operating	106	77	—	—	15	22	121	99

Operating Cash Flow	$669	$831	$59	$46	$15	$10	$743	$887

	Canada — Other **
	Gas		Oil & NGLs		Other		Total
	2010	2009	2010	2009	2010	2009	2010	2009

Revenues, Net of Royalties	$—	$475	$—	$618	$—	$70	$—	$1,163
Expenses
Production and mineral taxes	—	5	—	6	—	—	—	11
Transportation and selling	—	10	—	143	—	5	—	158
Operating	—	51	—	93	—	14	—	158
Purchased product	—	—	—	—	—	(18)	—	(18)

Operating Cash Flow	$—	$409	$—	$376	$—	$69	$—	$854

*	Formerly known as the Canadian Foothills Division.

**	Includes the operations formerly known as the Canadian Plains Division and Integrated Oil - Canada.

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Second quarter report
for the period ended June 30, 2010
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
3. Segmented Information (continued)
Results of Operations (For the six months ended June 30)
Segment and Geographic Information

	Canada		USA		Market Optimization
	2010	2009	2010	2009	2010	2009

Revenues, Net of Royalties	$1,444	$3,953	$2,286	$2,300	$398	$858
Expenses
Production and mineral taxes	5	32	116	61	—	—
Transportation and selling	93	366	332	248	—	—
Operating	268	577	230	214	14	15
Purchased product	—	(31)	—	—	371	829

	1,078	3,009	1,608	1,777	13	14
Depreciation, depletion and amortization	600	1,007	976	795	6	9

Segment Income (Loss)	$478	$2,002	$632	$982	$7	$5

	Corporate & Other		Consolidated
	2010	2009	2010	2009

Revenues, Net of Royalties	$886	$(980)	$5,014	$6,131
Expenses
Production and mineral taxes	—	—	121	93
Transportation and selling	—	—	425	614
Operating	(6)	29	506	835
Purchased product	—	—	371	798

	892	(1,009)	3,591	3,791
Depreciation, depletion and amortization	32	55	1,614	1,866

Segment Income (Loss)	$860	$(1,064)	1,977	1,925

Administrative			189	193
Interest, net			261	141
Accretion of asset retirement obligation			23	35
Foreign exchange (gain) loss, net			122	(3)
(Gain) loss on divestitures			—	2

			595	368

Net Earnings Before Income Tax			1,382	1,557
Income tax expense			410	355

Net Earnings from Continuing Operations			$972	$1,202

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Second quarter report
for the period ended June 30, 2010
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
3. Segmented Information (continued)
Results of Operations (For the six months ended June 30)
Product and Divisional Information

	Canada Segment
	Canadian Division		Canada — Other		Total
	2010	2009	2010	2009	2010	2009

Revenues, Net of Royalties	$1,444	$1,822	$—	$2,131	$1,444	$3,953
Expenses
Production and mineral taxes	5	11	—	21	5	32
Transportation and selling	93	75	—	291	93	366
Operating	268	263	—	314	268	577
Purchased product	—	—	—	(31)	—	(31)

Operating Cash Flow	$1,078	$1,473	$—	$1,536	$1,078	$3,009

	Canadian Division *
	Gas		Oil & NGLs		Other		Total
	2010	2009	2010	2009	2010	2009	2010	2009

Revenues, Net of Royalties	$1,256	$1,671	$160	$131	$28	$20	$1,444	$1,822
Expenses
Production and mineral taxes	4	9	1	2	—	—	5	11
Transportation and selling	92	71	1	4	—	—	93	75
Operating	253	244	8	12	7	7	268	263

Operating Cash Flow	$907	$1,347	$150	$113	$21	$13	$1,078	$1,473

	USA Division
	Gas		Oil & NGLs		Other		Total
	2010	2009	2010	2009	2010	2009	2010	2009

Revenues, Net of Royalties	$2,095	$2,162	$126	$79	$65	$59	$2,286	$2,300
Expenses
Production and mineral taxes	104	54	12	7	—	—	116	61
Transportation and selling	332	248	—	—	—	—	332	248
Operating	190	159	—	—	40	55	230	214

Operating Cash Flow	$1,469	$1,701	$114	$72	$25	$4	$1,608	$1,777

	Canada — Other **
	Gas		Oil & NGLs		Other		Total
	2010	2009	2010	2009	2010	2009	2010	2009

Revenues, Net of Royalties	$—	$996	$—	$1,033	$—	$102	$—	$2,131
Expenses
Production and mineral taxes	—	8	—	13	—	—	—	21
Transportation and selling	—	21	—	260	—	10	—	291
Operating	—	102	—	184	—	28	—	314
Purchased product	—	—	—	—	—	(31)	—	(31)

Operating Cash Flow	$—	$865	$—	$576	$—	$95	$—	$1,536

*	Formerly known as the Canadian Foothills Division.

**	Includes the operations formerly known as the Canadian Plains Division and Integrated Oil — Canada.

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Second quarter report
for the period ended June 30, 2010
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
3. Segmented Information (continued)
Capital Expenditures (Continuing Operations)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2010	2009	2010	2009

Capital
Canadian Division	$490	$325	$1,033	$862
Canada — Other	—	190	—	508

Canada	490	515	1,033	1,370
USA	596	374	1,068	948
Market Optimization	1	—	1	(3)
Corporate & Other	12	14	17	33

	1,099	903	2,119	2,348

Acquisition Capital
Canada	46	2	59	75
USA	78	8	93	14

	124	10	152	89

Total	$1,223	$913	$2,271	$2,437

Property, Plant and Equipment and Total Assets by Segment

	Property, Plant and Equipment		Total Assets
	As at		As at
	June 30,	December 31,	June 30,	December 31,
	2010	2009	2010	2009

Canada	$11,542	$11,162	$13,102	$12,748
USA	13,750	13,929	15,124	14,962
Market Optimization	118	124	168	303
Corporate & Other	1,100	958	4,293	5,814

Total	$26,510	$26,173	$32,687	$33,827

In January 2008, Encana signed the contract for the design and construction of the Production Field Centre (“PFC”) for the Deep Panuke project. As at June 30, 2010, Canada Property, Plant, and Equipment and Total Assets includes Encana’s accrual to date of $495 million ($427 million at December 31, 2009) related to this offshore facility as an asset under construction.
In February 2007, Encana announced that it had entered into a 25 year lease agreement with a third party developer for The Bow office project. As at June 30, 2010, Corporate and Other Property, Plant and Equipment and Total Assets includes Encana’s accrual to date of $797 million ($649 million at December 31, 2009) related to this office project as an asset under construction.
Corresponding liabilities for these projects are included in Other Liabilities in the Consolidated Balance Sheet. There is no effect on the Company’s net earnings or cash flows related to the capitalization of The Bow office project or the Deep Panuke PFC.

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Second quarter report
for the period ended June 30, 2010
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
4. Discontinued Operations
As a result of the Split Transaction on November 30, 2009, Encana transferred its Downstream Refining operations to Cenovus. These operations have been accounted for as discontinued operations.
Consolidated Statement of Earnings
The following table presents the effect of discontinued operations in the Consolidated Statement of Earnings:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2010	2009	2010	2009

Revenues, Net of Royalties	$—	$1,313	$—	$2,239

Expenses
Operating	—	112	—	230
Purchased product	—	1,047	—	1,796
Depreciation, depletion and amortization	—	46	—	97
Administrative	—	6	—	12
Interest, net	—	46	—	92
Accretion of asset retirement obligation	—	1	—	1
Foreign exchange (gain) loss, net	—	1	—	1
(Gain) loss on divestitures	—	—	—	—

	—	1,259	—	2,229

Net Earnings (Loss) Before Income Tax	—	54	—	10
Income tax expense	—	26	—	11

Net Earnings (Loss) From Discontinued Operations	$—	$28	$—	$(1)

Net Earnings (Loss) From Discontinued Operations per Common Share
Basic	$—	$0.04	$—	$—
Diluted	$—	$0.04	$—	$—
5. Acquisitions and Divestitures
Acquisitions

On May 5, 2009, the Company acquired the common shares of Kerogen Resources Canada, ULC for net cash consideration of $24 million. The acquisition included $37 million of property, plant and equipment and the assumption of $6 million of current liabilities and $7 million of future income taxes. The operations are included in the Canadian Division.
Divestitures

Total year-to-date proceeds received on the sale of assets were $354 million (2009 — $53 million). The significant items are described below:
Canada and USA

In 2010, the Company completed the divestiture of non-core oil and natural gas assets for proceeds of $29 million (2009 — $44 million) in the Canadian Division and $325 million (2009 — $4 million) in the USA Division.
6. Interest, Net

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2010	2009	2010	2009

Interest Expense — Long-Term Debt	$122	$123	$242	$241
Interest Expense — Other	11	4	23	(3)
Interest Income *	(2)	(44)	(4)	(97)

	$131	$83	$261	$141

*	In 2009, Interest Income is primarily due to the Partnership Contribution Receivable which was transferred to Cenovus under the Split Transaction on November 30, 2009.

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Second quarter report
for the period ended June 30, 2010
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
7. Foreign Exchange (Gain) Loss, Net

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2010	2009	2010	2009

Unrealized Foreign Exchange (Gain) Loss on:
Translation of U.S. dollar debt issued from Canada	$245	$(439)	$74	$(289)
Translation of U.S. dollar partnership contribution receivable issued from Canada *	—	247	—	160
Other Foreign Exchange (Gain) Loss on:
Monetary revaluations and settlements	21	131	48	126
	$266	$(61)	$122	$(3)

*	The Partnership Contribution Receivable was transferred to Cenovus under the Split Transaction on November 30, 2009.
8. Income Taxes
The provision (recovery) for income taxes is as follows:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2010	2009	2010	2009

Current
Canada	$(112)	$268	$(102)	$440
United States	6	53	7	121
Other Countries	2	7	3	6
Total Current Tax	(104)	328	(92)	567

Future	76	(272)	502	(212)
	$(28)	$56	$410	$355
9. Long-Term Debt

	As at	As at
	June 30,	December 31,
	2010	2009

Canadian Dollar Denominated Debt
Unsecured notes	$1,179	$1,194

U.S. Dollar Denominated Debt
Unsecured notes	6,600	6,600

Increase in Value of Debt Acquired	49	52
Debt Discounts and Financing Costs	(75)	(78)
Current Portion of Long-Term Debt	(200)	(200)
	$7,553	$7,568

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Second quarter report
for the period ended June 30, 2010
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
10. Asset Retirement Obligation
The following table presents the reconciliation of the beginning and ending aggregate carrying amount of the obligation associated with the retirement of oil and gas assets:

	As at	As at
	June 30,	December 31,
	2010	2009

Asset Retirement Obligation, Beginning of Year	$787	$1,230
Liabilities Incurred	19	21
Liabilities Settled	(10)	(52)
Liabilities Divested	(45)	(26)
Liabilities Transferred to Cenovus	—	(692)
Change in Estimated Future Cash Outflows	1	74
Accretion Expense	23	71
Foreign Currency Translation	(7)	161

Asset Retirement Obligation, End of Period	$768	$787

11. Capital Structure
The Company’s capital structure consists of Shareholders’ Equity plus Debt, defined as Long-term Debt including the current portion. The Company’s objectives when managing its capital structure are to:
i)	maintain financial flexibility to preserve Encana’s access to capital markets and its ability to meet its financial obligations; and

ii)	finance internally generated growth, as well as potential acquisitions.
The Company monitors its capital structure and short-term financing requirements using non-GAAP financial metrics consisting of Debt to Capitalization and Debt to Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”). These metrics are measures of the Company’s overall financial strength and are used to steward the Company’s overall debt position.
Encana targets a Debt to Capitalization ratio of less than 40 percent. At June 30, 2010, Encana’s Debt to Capitalization ratio was 32 percent (December 31, 2009 — 32 percent) calculated as follows:

	As at
	June 30,	December 31,
	2010	2009

Debt	$7,753	$7,768
Shareholders’ Equity	16,780	16,614

Capitalization	$24,533	$24,382

Debt to Capitalization Ratio	32%	32%

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Second quarter report
for the period ended June 30, 2010
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
11. Capital Structure (continued)
Encana targets a Debt to Adjusted EBITDA of less than 2.0 times. At June 30, 2010, Debt to Adjusted EBITDA was 1.3x (December 31, 2009 — 1.3x) calculated on a trailing 12-month basis as follows:

	As at
	June 30,	December 31,
	2010	2009

Debt	$7,753	$7,768

Net Earnings from Continuing Operations	$1,600	$1,830
Add (deduct):
Interest, net	525	405
Income tax expense	164	109
Depreciation, depletion and amortization	3,452	3,704
Accretion of asset retirement obligation	59	71
Foreign exchange (gain) loss, net	103	(22)
(Gain) loss on divestitures	—	2

Adjusted EBITDA	$5,903	$6,099

Debt to Adjusted EBITDA	1.3x	1.3x

Encana has a long-standing practice of maintaining capital discipline, managing its capital structure and adjusting its capital structure according to market conditions to maintain flexibility while achieving the objectives stated above. To manage the capital structure, the Company may adjust capital spending, adjust dividends paid to shareholders, purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt or repay existing debt.
The Company’s capital management objectives, evaluation measures, definitions and targets have remained unchanged over the periods presented. Encana is subject to certain financial covenants in its credit facility agreements and is in compliance with all financial covenants.
12. Share Capital

	June 30, 2010		December 31, 2009
(millions)	Number	Amount	Number	Amount

Common Shares Outstanding, Beginning of Year	751.3	$2,360	750.4	$4,557
Common Shares Issued under Option Plans	0.3	5	0.4	5
Common Shares Issued from PSU Trust	—	—	0.5	19
Stock-Based Compensation	—	2	—	1
Common Shares Purchased	(15.4)	(48)	—	—
Common Shares Cancelled	—	—	(751.3)	(4,582)
New Encana Common Shares Issued	—	—	751.3	2,360
Encana Special Shares Issued	—	—	751.3	2,222
Encana Special Shares Cancelled	—	—	(751.3)	(2,222)

Common Shares Outstanding, End of Period	736.2	$2,319	751.3	$2,360

Normal Course Issuer Bid
Encana has received regulatory approval each year under Canadian securities laws to purchase Common Shares under eight consecutive Normal Course Issuer Bids (“NCIB”). Encana is entitled to purchase, for cancellation, up to 37.5 million Common Shares under the renewed NCIB which commenced on December 14, 2009 and terminates on December 13, 2010. To June 30, 2010, the Company purchased 15.4 million Common Shares for total consideration of approximately $499 million. Of the amount paid, $6 million was charged to Paid in surplus, $48 million was charged to Share capital and $445 million was charged to Retained earnings. During 2009, there were no purchases under the current or prior NCIB.

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Second quarter report
for the period ended June 30, 2010
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
12. Share Capital (continued)
Stock Options
Encana has stock-based compensation plans that allow employees to purchase Common Shares of the Company. Option exercise prices approximate the market price for the Common Shares on the date the options were granted. Options granted under the plans are generally fully exercisable after three years and expire five years after the date granted. Options granted under predecessor and/or related company replacement plans expire up to 10 years from the date the options were granted.
As at June 30, 2010, Encana had 20,520 stock options (2009 — 351,740) outstanding and exercisable with a weighted average exercise price of C$7.54 per stock option (2009 — C$11.79). The weighted average remaining contractual life of the stock options is 0.2 years. These stock options do not have Tandem Share Appreciation Rights (“TSARs”) attached.
Encana Share Units Held by Cenovus Employees
As part of the Split Transaction on November 30, 2009, each holder of Encana share units disposed of their right in exchange for the grant of new Encana share units and Cenovus share units. The terms and conditions of the new share units are similar to the terms and conditions of the original share units. Additional information is contained in Note 17 of the Company’s annual audited Consolidated Financial Statements for the year ended December 31, 2009.
Refer to Note 13 for information regarding share units held by Encana employees.
With respect to the Encana share units held by Cenovus employees and the Cenovus share units held by Encana employees, both Encana and Cenovus have agreed to reimburse each other for share units exercised for cash by their respective employees. Accordingly, for Encana share units held by Cenovus employees, Encana has recorded a payable to Cenovus employees and a receivable due from Cenovus. The payable to Cenovus employees and the receivable due from Cenovus is based on the fair value of the Encana share units determined using the Black-Scholes-Merton model (See Note 14). There is no material impact on Encana’s net earnings for these share units held by Cenovus employees. No further Encana share units will be granted to Cenovus employees.
As Cenovus employees may exercise Encana TSARs and Encana Performance TSARs in exchange for Encana Common Shares, the following table is provided as at June 30, 2010:

	Number of	Weighted
	Encana	Average
	Share Units	Exercise
Canadian Dollar Denominated (C$)	(millions)	Price

Encana TSARs held by Cenovus Employees
Outstanding, June 30, 2010	7.1	30.41
Exercisable, June 30, 2010	4.9	29.65

Encana Performance TSARs held by Cenovus Employees
Outstanding, June 30, 2010	7.3	31.62
Exercisable, June 30, 2010	3.7	31.77
Per Share Amounts
The following table summarizes the Common Shares used in calculating Net Earnings per Common Share:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(millions)	2010	2009	2010	2009

Weighted Average Common Shares Outstanding — Basic	737.6	751.0	743.1	750.8
Effect of Dilutive Securities	—	0.4	0.1	0.6

Weighted Average Common Shares Outstanding — Diluted	737.6	751.4	743.2	751.4

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Second quarter report
for the period ended June 30, 2010
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
13. Compensation Plans
The following tables outline certain information related to Encana’s compensation plans at June 30, 2010.
As part of the Split Transaction on November 30, 2009, each holder of Encana share units disposed of their right in exchange for the grant of new Encana share units and Cenovus share units. The terms and conditions of the new share units are similar to the terms and conditions of the original share units. Share units include TSARs, Performance TSARs, Share Appreciation Rights (“SARs”) and Performance SARs. Additional information is contained in Note 19 of the Company’s annual audited Consolidated Financial Statements for the year ended December 31, 2009.
Refer to Note 12 for information regarding new Encana share units held by Cenovus employees.
A) Tandem Share Appreciation Rights
The following table summarizes information related to the Encana and Cenovus TSARs held by Encana employees at June 30, 2010:

	Encana TSARs		Cenovus TSARs
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
Canadian Dollar Denominated (C$)	Outstanding	Price	Outstanding	Price

Outstanding, Beginning of Year	12,473,214	28.85	12,482,694	26.08
Granted	4,243,060	32.90	—	—
Exercised — SARs	(1,859,555)	23.24	(1,820,079)	20.79
Exercised — Options	(94,434)	20.73	(101,591)	19.17
Forfeited	(164,278)	32.82	(182,431)	29.40

Outstanding, End of Period	14,598,007	30.75	10,378,593	27.01

Exercisable, End of Period	7,847,957	29.11	7,881,964	26.33

For the period ended June 30, 2010, Encana recorded a reduction of compensation costs of $11 million related to the Encana TSARs and no compensation costs related to the Cenovus TSARs (2009 — compensation costs of $32 million related to the outstanding TSARs prior to the November 30, 2009 Split Transaction).
B) Performance Tandem Share Appreciation Rights
The following table summarizes information related to the Encana and Cenovus Performance TSARs held by Encana employees at June 30, 2010:

	Encana Performance TSARs		Cenovus Performance TSARs
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
Canadian Dollar Denominated (C$)	Outstanding	Price	Outstanding	Price

Outstanding, Beginning of Year	10,461,901	31.42	10,462,643	28.42
Exercised — SARs	(212,155)	29.37	(214,794)	26.53
Exercised — Options	(171)	29.04	(171)	26.27
Forfeited	(965,503)	31.41	(975,648)	28.39

Outstanding, End of Period	9,284,072	31.46	9,272,030	28.46

Exercisable, End of Period	5,069,831	31.43	5,056,893	28.44

For the period ended June 30, 2010, Encana recorded a reduction of compensation costs of $3 million related to the Encana Performance TSARs and compensation costs of $2 million related to the Cenovus Performance TSARs (2009 — compensation costs of $14 million related to the outstanding Performance TSARs prior to the November 30, 2009 Split Transaction).

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Second quarter report
for the period ended June 30, 2010
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
13. Compensation Plans (continued)
C) Share Appreciation Rights
Beginning in January 2010, U.S. dollar denominated SARs were granted to eligible employees. The terms and conditions are similar to the Canadian dollar denominated SARs.
The following table summarizes information related to the Encana and Cenovus SARs held by Encana employees at June 30, 2010:

	Encana SARs		Cenovus SARs
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
Canadian Dollar Denominated (C$)	Outstanding	Price	Outstanding	Price

Outstanding, Beginning of Year	2,343,485	33.75	2,323,960	30.55
Exercised	(23,146)	29.02	(22,214)	26.25
Forfeited	(46,906)	32.45	(46,830)	29.36

Outstanding, End of Period	2,273,433	33.82	2,254,916	30.62

Exercisable, End of Period	926,683	35.15	927,691	31.78

	Encana SARs
		Weighted
		Average
		Exercise
U.S. Dollar Denominated (US$)	Outstanding	Price

Outstanding, Beginning of Year	—	—
Granted	4,282,840	30.99

Outstanding, End of Period	4,282,840	30.99

Exercisable, End of Period	—	—

For the period ended June 30, 2010, Encana recorded no compensation costs related to the Encana SARs and no compensation costs related to the Cenovus SARs (2009 — compensation costs of $1 million related to the outstanding SARs prior to the November 30, 2009 Split Transaction).
D) Performance Share Appreciation Rights
The following table summarizes information related to the Encana and Cenovus Performance SARs held by Encana employees at June 30, 2010:

	Encana Performance SARs		Cenovus Performance SARs
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
Canadian Dollar Denominated (C$)	Outstanding	Price	Outstanding	Price

Outstanding, Beginning of Year	3,471,998	32.00	3,471,998	28.94
Exercised	(34,286)	29.04	(31,876)	26.27
Forfeited	(301,702)	32.21	(301,644)	29.14

Outstanding, End of Period	3,136,010	32.01	3,138,478	28.95

Exercisable, End of Period	1,105,088	33.39	1,107,618	30.19

For the period ended June 30, 2010, Encana recorded no compensation costs related to the Encana Performance SARs and no compensation costs related to the Cenovus Performance SARs (2009 - compensation costs of $1 million related to the outstanding Performance SARs prior to the November 30, 2009 Split Transaction).

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Second quarter report
for the period ended June 30, 2010
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
13. Compensation Plans (continued)
E) Performance Share Units (“PSUs”)
In February 2010, PSUs were granted to eligible employees which entitle the employee to receive, upon vesting, a cash payment equal to the value of one Common Share of Encana for each PSU held, depending upon the terms of the amended PSU plan. PSUs vest three years from the date of grant, provided the employee remains actively employed with Encana on the vesting date.
The ultimate value of the PSUs will depend upon Encana’s performance measured over the three year period. Each year, Encana’s performance will be assessed by the Board of Directors (the “Board”) to determine whether the performance criteria have been met. Based on this assessment, up to a maximum of two times the original PSU grant may be awarded. The respective proportion of the original PSU grant for each year will be valued, based on an average share price, and the notional cash value deposited to a PSU account, with payout deferred to the final vesting date.
The following table summarizes information related to the PSUs at June 30, 2010:

Outstanding
Canadian Dollar Denominated	PSUs

Outstanding, Beginning of Year	—
Granted	880,735
Units, in Lieu of Dividends	11,229
Forfeited	(14,481)

Outstanding, End of Period	877,483

Outstanding
U.S. Dollar Denominated	PSUs

Outstanding, Beginning of Year	—
Granted	810,910
Units, in Lieu of Dividends	10,460
Forfeited	(20,376)

Outstanding, End of Period	800,994

For the period ended June 30, 2010, Encana recorded compensation costs of $8 million related to the outstanding PSUs (2009 — nil).
F) Deferred Share Units (“DSUs”)
The following table summarizes information related to the DSUs at June 30, 2010:

Outstanding
Canadian Dollar Denominated	DSUs

Outstanding, Beginning of Year	672,147
Granted	102,091
Converted from HPR awards	21,732
Units, in Lieu of Dividends	10,110

Outstanding, End of Period	806,080

For the period ended June 30, 2010, Encana recorded compensation costs of $2 million related to the outstanding DSUs (2009 — $5 million).
G) Pensions
Encana’s net benefit plan expense for the six months ended June 30, 2010 was $30 million (2009 — $38 million) and for the three months ended June 30, 2010 was $15 million (2009 — $19 million). Encana’s contribution to the defined benefit pension plans for the six months ended June 30, 2010 was $6 million (2009 — $3 million).

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Second quarter report
for the period ended June 30, 2010
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
14. Financial Instruments and Risk Management
Encana’s financial assets and liabilities include cash and cash equivalents, accounts receivable and accrued revenues, investments and other assets, accounts payable and accrued liabilities, risk management assets and liabilities and long-term debt. Risk management assets and liabilities arise from the use of derivative financial instruments. Fair values of financial assets and liabilities, summarized information related to risk management positions, and discussion of risks associated with financial assets and liabilities are presented as follows:
A) Fair Value of Financial Assets and Liabilities
The fair values of cash and cash equivalents, accounts receivable and accrued revenues, and accounts payable and accrued liabilities approximate their carrying amount due to the short-term maturity of those instruments except for the amounts associated with new share units issued as part of the November 30, 2009 Split Transaction as discussed in Notes 12 and 13.
Risk management assets and liabilities are recorded at their estimated fair value based on the mark-to-market method of accounting, using quoted market prices or, in their absence, third-party market indications and forecasts.
The fair value of investments and other assets approximate their carrying amount due to the nature of the instruments held.
Long-term debt is carried at amortized cost using the effective interest method of amortization. The estimated fair values of long-term borrowings have been determined based on market information where available, or by discounting future payments of interest and principal at estimated interest rates expected to be available to the Company at period end.
The fair value of financial assets and liabilities were as follows:

	As at		As at
	June 30, 2010		December 31, 2009
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Financial Assets
Held-for-Trading:
Cash and cash equivalents	$1,481	$1,481	$4,275	$4,275
Accounts receivable and accrued revenues (1)	68	68	75	75
Risk management assets (2)	1,194	1,194	360	360
Investments and other assets	218	218	—	—
Loans and Receivables:
Accounts receivable and accrued revenues	1,089	1,089	1,105	1,105
Financial Liabilities
Held-for-Trading:
Accounts payable and accrued liabilities (3, 4)	$136	$136	$155	$155
Risk management liabilities (2)	112	112	168	168
Other Financial Liabilities:
Accounts payable and accrued liabilities	1,865	1,865	1,988	1,988
Long-term debt (2)	7,753	8,667	7,768	8,527

(1)	Represents amounts due from Cenovus for Encana share units held by Cenovus employees (See Note 12).

(2)	Including current portion.

(3)	Includes amounts due to Cenovus employees for Encana share units held (See Note 12).

(4)	Includes amounts due to Cenovus for Cenovus share units held by Encana employees (See Notes 12 and 13).

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Second quarter report
for the period ended June 30, 2010
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
14. Financial Instruments and Risk Management (continued)
B) Risk Management Assets and Liabilities
Net Risk Management Position

	As at	As at
	June 30,	December 31,
	2010	2009

Risk Management
Current asset	$725	$328
Long-term asset	469	32

	1,194	360

Risk Management
Current liability	96	126
Long-term liability	16	42

	112	168

Net Risk Management Asset	$1,082	$192

Summary of Unrealized Risk Management Positions

	As at June 30, 2010			As at December 31, 2009
	Risk Management			Risk Management
	Asset	Liability	Net	Asset	Liability	Net

Commodity Prices
Natural gas	$1,192	$105	$1,087	$298	$88	$210
Crude oil	2	2	—	62	72	(10)
Power	—	5	(5)	—	8	(8)

Total Fair Value	$1,194	$112	$1,082	$360	$168	$192

Net Fair Value Methodologies Used to Calculate Unrealized Risk Management Positions
The total net fair value of Encana’s unrealized risk management positions is $1,082 million as at June 30, 2010 ($192 million as at December 31, 2009) and has been calculated using both quoted prices in active markets and observable market-corroborated data.
Net Fair Value of Commodity Price Positions at June 30, 2010

	Notional Volumes	Term	Average Price	Fair Value

Natural Gas Contracts
Fixed Price Contracts
NYMEX Fixed Price	1,863 MMcf/d	2010	6.05 US$/Mcf	$438
NYMEX Fixed Price	1,158 MMcf/d	2011	6.33 US$/Mcf	411
NYMEX Fixed Price	1,040 MMcf/d	2012	6.46 US$/Mcf	293
Basis Contracts *
Canada		2010		(1)
United States		2010		(4)
Canada and United States		2011-2013		(49)

				1,088
Other Financial Positions **				(1)

Natural Gas Fair Value Position				$1,087

*
Encana has entered into swaps to protect against widening natural gas price differentials between production areas, including Canada, the U.S. Rockies and Texas, and various sales points. These basis swaps are priced using both fixed prices and basis prices determined as a percentage of NYMEX.

**	Other financial positions are part of the ongoing operations of the Company’s proprietary production management.

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Second quarter report
for the period ended June 30, 2010
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
14. Financial Instruments and Risk Management (continued)
B) Risk Management Assets and Liabilities (continued)
Net Fair Value of Commodity Price Positions at June 30, 2010 (continued)

	Notional Volumes	Term	Average Price	Fair Value
Crude Oil Contracts
Fixed Price Contracts
WTI NYMEX Fixed Price	5,400 bbls/d	2010	76.99 US$/bbl	$—

Crude Oil Fair Value Position				$—

Fair Value
Power Purchase Contracts
Power Fair Value Position	$(5)
Earnings Impact of Realized and Unrealized Gains (Losses) on Risk Management Positions

	Realized Gain (Loss)		Realized Gain (Loss)
	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2010	2009	2010	2009

Revenues, Net of Royalties	$389	$1,345	$577	$2,414
Operating Expenses and Other	1	(5)	(1)	(29)

Gain (Loss) on Risk Management	$390	$1,340	$576	$2,385

	Unrealized Gain (Loss)		Unrealized Gain (Loss)
	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2010	2009	2010	2009

Revenues, Net of Royalties	$(518)	$(1,114)	$849	$(981)
Operating Expenses and Other	7	(4)	3	(26)

Gain (Loss) on Risk Management	$(511)	$(1,118)	$852	$(1,007)

Reconciliation of Unrealized Risk Management Positions from January 1 to June 30, 2010

	2010		2009
		Total	Total
		Unrealized	Unrealized
	Fair Value	Gain (Loss)	Gain (Loss)

Fair Value of Contracts, Beginning of Year	$192
Change in Fair Value of Contracts in Place at Beginning of Year and Contracts Entered into During the Period	1,428	$1,428	$1,378
Settlement of Contracts Transferred to Cenovus	38	—	—
Fair Value of Contracts Realized During the Period	(576)	(576)	(2,385)

Fair Value of Contracts, End of Period	$1,082	$852	$(1,007)

Commodity Price Sensitivities
The following table summarizes the sensitivity of the fair value of the Company’s risk management positions to fluctuations in commodity prices, with all other variables held constant. The Company has used a 10 percent variability to assess the potential impact of commodity price changes. Fluctuations in commodity prices could have resulted in unrealized gains (losses) impacting pre-tax net earnings as at June 30, 2010 as follows:

	10% Price	10% Price
	Increase	Decrease

Natural gas price	$(612)	$612
Crude oil price	(8)	8
Power price	6	(6)

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Second quarter report
for the period ended June 30, 2010
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
14. Financial Instruments and Risk Management (continued)
C) Risks Associated with Financial Assets and Liabilities
The Company is exposed to financial risks arising from its financial assets and liabilities. Financial risks include market risks (such as commodity prices, foreign exchange and interest rates), credit risk and liquidity risk. The fair value or future cash flows of financial assets or liabilities may fluctuate due to movement in market prices and the exposure to credit and liquidity risks.
Commodity Price Risk
Commodity price risk arises from the effect that fluctuations of future commodity prices may have on the fair value or future cash flows of financial assets and liabilities. To partially mitigate exposure to commodity price risk, the Company has entered into various financial derivative instruments. The use of these derivative instruments is governed under formal policies and is subject to limits established by the Board. The Company’s policy is to not use derivative financial instruments for speculative purposes.
Natural Gas — To partially mitigate the natural gas commodity price risk, the Company has entered into swaps which fix the NYMEX prices. To help protect against widening natural gas price differentials in various production areas, Encana has entered into swaps to manage the price differentials between these production areas and various sales points.
Crude Oil — The Company has partially mitigated its commodity price risk on crude oil with swaps which fix WTI NYMEX prices.
Power — The Company has in place two Canadian dollar denominated derivative contracts, which commenced January 1, 2007 for a period of 11 years, to manage its electricity consumption costs.
Credit Risk
Credit risk arises from the potential that the Company may incur a loss if a counterparty to a financial instrument fails to meet its obligation in accordance with agreed terms. This credit risk exposure is mitigated through the use of Board-approved credit policies governing the Company’s credit portfolio and with credit practices that limit transactions according to counterparties’ credit quality. At June 30, 2010, cash equivalents include high-grade, short-term securities, placed primarily with Governments and financial institutions with strong investment grade ratings. Any foreign currency agreements entered into are with major financial institutions in Canada and the United States or with counterparties having investment grade credit ratings. A substantial portion of the Company’s accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks. As at June 30, 2010, approximately 96 percent (93 percent at December 31, 2009) of Encana’s accounts receivable and financial derivative credit exposures are with investment grade counterparties.
At June 30, 2010, Encana had four counterparties (2009 — three counterparties) whose net settlement position individually account for more than 10 percent of the fair value of the outstanding in-the-money net financial instrument contracts by counterparty. The maximum credit risk exposure associated with accounts receivable and accrued revenues and risk management assets is the total carrying value.
Liquidity Risk
Liquidity risk is the risk the Company will encounter difficulties in meeting a demand to fund its financial liabilities as they come due. The Company manages its liquidity risk through cash and debt management. As disclosed in Note 11, Encana targets a Debt to Capitalization ratio of less than 40 percent and a Debt to Adjusted EBITDA of less than 2.0 times to steward the Company’s overall debt position.
In managing liquidity risk, the Company has access to a wide range of funding at competitive rates through commercial paper, capital markets and banks. As at June 30, 2010, Encana had available unused committed bank credit facilities in the amount of $4.8 billion and unused capacity under shelf prospectuses, the availability of which is dependent on market conditions, in the amount of $5.9 billion. The Company believes it has sufficient funding through the use of these facilities to meet foreseeable borrowing requirements.

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Second quarter report
for the period ended June 30, 2010
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
14. Financial Instruments and Risk Management (continued)
C) Risks Associated with Financial Assets and Liabilities (continued)
Encana maintains investment grade ratings on its senior unsecured debt. As at June 30, 2010, Standard & Poor’s Ratings Services has assigned a rating of “BBB+” , Moody’s Investors Service has assigned a rating of “Baa2”, and DBRS Limited has assigned a rating of “A (low)”. Each ratings service has assigned a “Stable” outlook. These credit ratings have remained unchanged since December 31, 2009.
The timing of cash outflows relating to financial liabilities are outlined in the table below:

	Less Than 1 Year	1 - 3 Years	4 - 5 Years	Thereafter	Total

Accounts Payable and Accrued Liabilities	$2,001	$—	$—	$—	$2,001
Risk Management Liabilities	96	16	—	—	112
Long-Term Debt *	676	1,841	2,240	9,757	14,514

*	Principal and interest, including current portion.
Encana’s total long-term debt obligations were $14.5 billion at June 30, 2010. Further information on Long-Term Debt is contained in Note 9.
Foreign Exchange Risk
Foreign exchange risk arises from changes in foreign exchange rates that may affect the fair value or future cash flows of the Company’s financial assets or liabilities. As Encana operates primarily in North America, fluctuations in the exchange rate between the U.S./Canadian dollar can have a significant effect on the Company’s reported results. Encana’s functional currency is Canadian dollars; however, the Company reports its results in U.S. dollars as most of its revenue is closely tied to the U.S. dollar and to facilitate a more direct comparison to other North American oil and gas companies. As the effects of foreign exchange fluctuations are embedded in the Company’s results, the total effect of foreign exchange fluctuations are not separately identifiable.
To mitigate the exposure to the fluctuating U.S./Canadian exchange rate, Encana maintains a mix of both U.S. dollar and Canadian dollar debt. At June 30, 2010, Encana had $5.6 billion in U.S. dollar debt issued from Canada ($5.6 billion at December 31, 2009) subject to foreign exchange exposure.
Encana’s foreign exchange (gain) loss primarily includes foreign exchange gains and losses on U.S. dollar cash and short-term investments held in Canada, unrealized foreign exchange gains and losses on the translation of U.S. dollar debt issued from Canada, unrealized foreign exchange gains and losses on the translation of U.S. dollar denominated risk management assets and liabilities held in Canada and, in the prior year, foreign exchange gains and losses on the translation of the U.S. dollar partnership contribution receivable issued from Canada. A $0.01 change in the U.S. to Canadian dollar exchange rate would have resulted in a $44 million change in foreign exchange (gain) loss at June 30, 2010 (2009 — $15 million).
Interest Rate Risk
Interest rate risk arises from changes in market interest rates that may affect the fair value or future cash flows from the Company’s financial assets or liabilities. Typically, the Company partially mitigates its exposure to interest rate changes by maintaining a mix of both fixed and floating rate debt.
At June 30, 2010, the Company had no floating rate debt. Therefore, the increase or decrease in net earnings for each one percent change in interest rates on floating rate debt was nil (2009 — $7 million).

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Second quarter report
for the period ended June 30, 2010
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
15. Contingencies
Legal Proceedings
The Company is involved in various legal claims associated with the normal course of operations. The Company believes it has made adequate provision for such legal claims.
16. Reclassification
Certain information provided for prior periods has been reclassified to conform to the presentation adopted in 2010.

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Second quarter report
for the period ended June 30, 2010
Supplemental Financial Information
The following financial information presents selected consolidated financial and operating information related to the ongoing operations of Encana Corporation (“Encana”) for the three and six months ended June 30, 2010 compared to historical pro forma financial and operating information for the three and six months ended June 30, 2009. The pro forma comparative information excludes the results of operations from assets transferred to Cenovus Energy Inc. on November 30, 2009; See Note 3 to the December 31, 2009 Annual Consolidated Financial Statements.
The financial and operating information for the three and six months ended June 30, 2010 can be found in Encana’s Interim Consolidated Financial Statements for the period ended June 30, 2010. The pro forma financial and operating information for the six months ended June 30, 2009 can be found in Appendix J to the Company’s Information Circular Relating to an Arrangement Involving Cenovus Energy Inc. dated October 20, 2009 and on the following page.
Consolidated Statement of Earnings (unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
		Pro Forma		Pro Forma
($ millions, except per share amounts)	2010	2009	2010	2009

Revenues, Net of Royalties	$1,469	$1,333	$5,014	$3,779

Expenses
Production and mineral taxes	52	21	121	72
Transportation and selling	214	163	425	323
Operating	246	236	506	496
Purchased product	160	159	371	456
Depreciation, depletion and amortization	814	686	1,614	1,395
Administrative	107	87	189	150
Interest, net	131	80	261	148
Accretion of asset retirement obligation	11	10	23	18
Foreign exchange (gain) loss, net	266	(179)	122	(80)
(Gain) loss on divestitures	1	3	—	2

	2,002	1,266	3,632	2,980

Net Earnings (Loss) Before Income Tax	(533)	67	1,382	799
Income tax expense (recovery)	(28)	(25)	410	230

Net Earnings (Loss)	$(505)	$92	$972	$569

Net Earnings (Loss) per Common Share
Basic	$(0.68)	$0.12	$1.31	$0.76
Diluted	$(0.68)	$0.12	$1.31	$0.76
Consolidated Statement of Cash from Operating Activities (unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
		Pro Forma		Pro Forma
($ millions)	2010	2009	2010	2009

Operating Activities
Net earnings (loss)	$(505)	$92	$972	$569
Depreciation, depletion and amortization	814	686	1,614	1,395
Future income taxes	76	(108)	502	28
Unrealized (gain) loss on risk management	511	868	(852)	825
Unrealized foreign exchange (gain) loss	242	(198)	73	(133)
Accretion of asset retirement obligation	11	10	23	18
(Gain) loss on divestitures	1	3	—	2
Other	67	77	58	113
Net change in other assets and liabilities	(38)	13	(69)	30
Net change in non-cash working capital from continuing operations	(286)	(322)	(2,200)	(282)

Cash From Operating Activities	$893	$1,121	$121	$2,565

Encana Corporation	Supplemental Information (prepared in US$)

Second quarter report
for the period ended June 30, 2010
Supplemental Financial Information
The following Pro Forma Information presents selected historical pro forma financial and operating information related to the ongoing operations of Encana. The information excludes the results of operations from assets transferred to Cenovus Energy Inc. on November 30, 2009; See Note 3 to the December 31, 2009 Annual Consolidated Financial Statements.
For background on the pro forma information please refer to Note 1 — Basis of Presentation in the Notes to Encana Pro Forma Consolidated Statements of Earnings and Cash from Operating Activities.
Pro Forma Consolidated Statement of Earnings (unaudited)
For the six months ended June 30, 2009

		Deduct	Add/(Deduct)
	Encana	Cenovus	Pro Forma			Encana
($ millions, except per share amounts)	Consolidated	Carve-out	Adjustments	Note 2		Pro Forma

Revenues, Net of Royalties	$6,131	$2,352	$			$3,779

Expenses
Production and mineral taxes	93	21				72
Transportation and selling	614	291				323
Operating	835	339				496
Purchased product	798	342				456
Depreciation, depletion and amortization	1,866	536	65	(A	)	1,395
Administrative	193	66	25	(B	)	150
			(2)	(C	)
Interest, net	141	(7)				148
Accretion of asset retirement obligation	35	17				18
Foreign exchange (gain) loss, net	(3)	77				(80)
(Gain) loss on divestitures	2	—				2

Net Earnings Before Income Tax	1,557	670	(88)			799
Income tax expense	355	108	(17)	(D i,ii,iii,iv	)	230

Net Earnings from Continuing Operations	1,202	562	(71)			569
Net Earnings (Loss) from Discontinued Operations	(1)	(1)	—			—

Net Earnings	$1,201	$561	$(71)			$569

Net Earnings from Continuing Operations per Common Share				(E	)
Basic	$1.60					$0.76
Diluted	$1.60					$0.76

Net Earnings per Common Share				(E	)
Basic	$1.60					$0.76
Diluted	$1.60					$0.76
Pro Forma Consolidated Statement of Cash from Operating Activities (unaudited)
For the six months ended June 30, 2009

		Deduct	Add/(Deduct)
	Encana	Cenovus	Pro Forma			Encana
($ millions)	Consolidated	Carve-out	Adjustments	Note 2		Pro Forma

Operating Activities
Net earnings from continuing operations	$1,202	$562	$(71)			$569
Depreciation, depletion and amortization	1,866	536	65	(A	)	1,395
Future income taxes	(212)	(108)	132	(D i,ii,iii,iv	)	28
Unrealized (gain) loss on risk management	1,007	182				825
Unrealized foreign exchange (gain) loss	(49)	84				(133)
Accretion of asset retirement obligation	35	17				18
(Gain) loss on divestitures	2	—				2
Other	131	18				113
Cash flow from discontinued operations	115	115				—
Net change in other assets and liabilities	26	(4)				30
Net change in non-cash working capital from continuing operations	(835)	(553)				(282)
Net change in non-cash working capital from discontinued operations	464	464				—

Cash From Operating Activities	$3,752	$1,313	$126			$2,565

Encana Corporation	Supplemental Information (prepared in US$)

Second quarter report
for the period ended June 30, 2010
Notes to Pro Forma Consolidated Statements of Earnings and
Cash from Operating Activities (unaudited)
1. Basis of Presentation
On November 30, 2009, Encana completed a corporate reorganization (the “Split Transaction”) involving the division of Encana into two independent publicly traded energy companies — Encana and Cenovus Energy Inc. The unaudited Pro Forma Consolidated Statement of Earnings and Pro Forma Consolidated Statement of Cash from Operating Activities have been prepared for information purposes and assumes the Split Transaction occurred on January 1, 2008. Pro forma adjustments are detailed in Note 2.
The unaudited Pro Forma Consolidated Statement of Earnings and Pro Forma Consolidated Statement of Cash from Operating Activities are expressed in United States dollars and have been prepared for information purposes using information contained in the following:
a)	Encana’s audited Consolidated Financial Statements for the year ended December 31, 2009.

b)
Cenovus Energy unaudited Carve-out Consolidated Financial Statements for the 11 months ended November 30, 2009. The Cenovus unaudited Carve-out Consolidated Financial Statements were derived from the accounting records of Encana on a carve-out basis.

In the opinion of Management of Encana, the unaudited Pro Forma Consolidated Financial Statements include all the adjustments necessary for fair presentation in accordance with Canadian generally accepted accounting principles.
The unaudited Pro Forma Statement of Earnings and Pro Forma Consolidated Statement of Cash from Operating Activities are for illustrative purposes only and may not be indicative of the results that actually would have occurred if the Split Transaction had been in effect on the dates indicated or of the results that may be obtained in the future. In addition to the pro forma adjustments to the historical carve-out financial statements, various other factors will have an effect on the results of operations.
2. Pro Forma Assumptions and Adjustments
The following adjustments reflect expected changes to Encana’s historical results which would arise from the Split Transaction.
A.	Reflects the expected difference in depreciation, depletion and amortization expense arising from a change in the depletion rate calculated for Encana’s Canadian cost centre.

B.
Increases administrative expense for additional compensation costs arising from the separation of compensation plans and the estimated increase in the number of employees required to operate Encana as a separate entity, after removing those costs associated with Cenovus’s employees.

C.	Reduces administrative expense to remove Encana’s share of the transaction costs incurred related to the Split Transaction.

D.	Pro forma adjustments to income tax expense,
i.	adjustments for the tax effect of items A, B and C above;

ii.	adjustments for the effect of the loss of tax deferrals resulting from the wind up of Encana’s Canadian upstream oil and gas partnership;

iii.	acceleration of the intangible drilling costs deduction in the U.S. as a result of a change in the status of Encana being considered an independent producer; and

iv.	remove tax benefits solely resulting from the Split Transaction.
E.	The Pro Forma Net Earnings per Common Share is calculated using the same weighted average number of pre-Arrangement Encana Corporation Common Shares outstanding as at June 30, 2009.

For the period ended
(millions)	June 30, 2009

Weighted Average Common Shares Outstanding — Basic	750.8
Effects of Stock Options and Other Dilutive Securities	0.6
Weighted Average Common Shares Outstanding — Diluted	751.4

Encana Corporation	Supplemental Information (prepared in US$)

Second quarter report
for the period ended June 30, 2010
Supplemental Financial Information (unaudited)
Pro Forma Reconciliations

		2009
($ millions, except per share amounts)		Year	Q4	Q3	Q2	Q1

Cash Flow (1)
Encana Corporation, Consolidated		6,779	603	2,079	2,153	1,944
Less: Cenovus Carve-out (2)		2,232	(15)	841	811	595
Add/(Deduct) Pro Forma adjustments		474	312	36	88	38

Encana Pro Forma		5,021	930	1,274	1,430	1,387
Per share amounts
Encana Corporation, Consolidated	- Basic	9.03	0.80	2.77	2.87	2.59
	- Diluted	9.02	0.80	2.77	2.87	2.59
Encana Pro Forma	- Basic	6.69	1.24	1.70	1.90	1.85
	- Diluted	6.68	1.24	1.70	1.90	1.85

Net Earnings
Encana Corporation, Consolidated		1,862	636	25	239	962
Less: Cenovus Carve-out (2)		609	(15)	63	149	412
Add/(Deduct) Pro Forma adjustments		(504)	(418)	(15)	2	(73)

Encana Pro Forma		749	233	(53)	92	477
Per share amounts
Encana Corporation, Consolidated	- Basic	2.48	0.85	0.03	0.32	1.28
	- Diluted	2.48	0.85	0.03	0.32	1.28
Encana Pro Forma	- Basic	1.00	0.31	(0.07)	0.12	0.64
	- Diluted	1.00	0.31	(0.07)	0.12	0.63

Operating Earnings (3)
Encana Corporation, Consolidated		3,495	855	775	917	948
Less: Cenovus Carve-out (2)		1,224	64	382	447	331
Add/(Deduct) Pro Forma adjustments		(504)	(418)	(15)	2	(73)

Encana Pro Forma		1,767	373	378	472	544
Per share amounts
Encana Corporation, Consolidated	- Diluted	4.65	1.14	1.03	1.22	1.26
Encana Pro Forma	- Diluted	2.35	0.50	0.50	0.63	0.72

(1)
Cash Flow is a non-GAAP measure defined as Cash from Operating Activities excluding net change in other assets and liabilities, net change in non-cash working capital from continuing operations and net change in non-cash working capital from discontinued operations, which are defined on the Consolidated Statement of Cash Flows and the Pro Forma Consolidated Statement of Cash from Operating Activities.

(2)
Cenovus Energy was spun-off on November 30, 2009. As a result, carve-out information for the fourth quarter is for the two months ended November 30, 2009 and the 2009 Year information is for the 11 months ended November 30, 2009.

(3)
Operating Earnings is a non-GAAP measure defined as Net Earnings excluding the after-tax gain/loss on discontinuance, after-tax effect of unrealized hedging gains/losses on derivative instruments, after-tax gains/losses on translation of U.S. dollar denominated debt issued from Canada, after-tax foreign exchange gains/losses on settlement of intercompany transactions, future income tax on foreign exchange recognized for tax purposes only related to U.S. dollar intercompany debt and the effect of changes in statutory income tax rates.

Encana Corporation	Supplemental Information (prepared in US$)